UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Central Tractor Farm & Country, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   0001555601
                                 (CUSIP Number)


Steven G. Segal, JWC Acquisition I, Inc., c/o J.W. Childs Equity Partners, L.P.
       One Federal Street, Twenty-First Floor, Boston, Massachusetts 02110
                                 (617) 753-1100
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                December 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                 (Page 1 of 15)

                                  SCHEDULE 13D
CUSIP No. 0001555601                                       Page 2 of 15 Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JWC ACQUISITION I, INC.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |_|


   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        BK, AF, OO (see item 3)

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                            |_|


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                   7   SOLE VOTING POWER
           NUMBER OF
             SHARES                         7,062,252 (The aggregate number
     BENEFICIALLY OWNED BY                  of shares includes 230,523
              EACH                          shares of Issuer Common Stock
           REPORTING                        which are issuable upon the
             PERSON                         exercise of the warrant of the
              WITH                          Issuer that is subject to the
                                            Securities Purchase Agreement
                                            (as defined herein)).

                                   8   SHARED VOTING POWER

                                            0

                                   9   SOLE DISPOSITIVE POWER

                                            7,062,252

                                  10   SHARED DISPOSITIVE POWER

                                            0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,208,551

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             66

  14    TYPE OF REPORTING PERSON*

             CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 0001555601                                       Page 3 of 15 Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CT HOLDING, INC.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                     (b) |_|

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    AF, OO (see item 3)

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   |_|


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                        7     SOLE VOTING POWER
       NUMBER OF
        SHARES                     7,062,252 (The aggregate number of
  BENEFICIALLY OWNED               shares includes 230,523 shares of Issuer
        BY EACH                    Common Stock which are issuable upon the
       REPORTING                   exercise of the warrant of the Issuer
        PERSON                     that is subject to the Securities
         WITH                      Purchase Agreement (as defined herein)).

                        8     SHARED VOTING POWER

                                   0

                        9     SOLE DISPOSITIVE POWER

                                   7,062,252

                        10    SHARED DISPOSITIVE POWER

                                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,208,551

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                              |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66

14  TYPE OF REPORTING PERSON*

         HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 0001555601                                       Page 4 of 15 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JWC EQUITY FUNDING, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                     (b) |_|

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     BK, AF, OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  |_|


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                          7    SOLE VOTING POWER
      NUMBER OF
        SHARES                      7,062,252 (The aggregate number of
  BENEFICIALLY OWNED                shares includes 230,523 shares of
       BY EACH                      Issuer Common Stock which are issuable
      REPORTING                     upon the exercise of the warrant of the
        PERSON                      Issuer that is subject to the
         WITH                       Securities Purchase Agreement (as
                                    defined herein).

                          8    SHARED VOTING POWER

                                    0

                          9    SOLE DISPOSITIVE POWER

                                    7,062,252

                         10    SHARED DISPOSITIVE POWER

                                    0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,208,551

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             |_|

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66

 14  TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 0001555601                                       Page 5 of 15 Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J.W. CHILDS EQUITY PARTNERS, L.P.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                     (b) |_|

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*

    BK, AF, OO (see item 3)

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   |_|


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                          7   SOLE VOTING POWER
       NUMBER OF
         SHARES                    7,062,252 (The aggregate number of
   BENEFICIALLY OWNED              shares includes 230,523 shares of Issuer
        BY EACH                    Common Stock which are issuable upon the
       REPORTING                   exercise of the warrant of the Issuer
         PERSON                    that is subject to the Securities
          WITH                     Purchase Agreement (as defined herein)).

                          8   SHARED VOTING POWER

                                   0

                          9   SOLE DISPOSITIVE POWER

                                   7,062,252

                         10   SHARED DISPOSITIVE POWER

                                   0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,208,551

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                              |_|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66

14  TYPE OF REPORTING PERSON*

         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 0001555601                                       Page 6 of 15 Pages


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 J.W. CHILDS ADVISORS, L.P.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                       (b) |_|

     3      SEC USE ONLY

     4      SOURCE OF FUNDS*

            OO (see item 3)

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

                         7  SOLE VOTING POWER
       NUMBER OF
        SHARES                   7,062,252 (The aggregate number of shares
  BENEFICIALLY OWNED             includes 230,523 shares of Issuer Common
        BY EACH                  Stock which are issuable upon the exercise
       REPORTING                 of the warrant of the Issuer that is
        PERSON                   subject to the Securities Purchase
         WITH                    Agreement (as defined herein)).

                         8  SHARED VOTING POWER

                                 0

                         9  SOLE DISPOSITIVE POWER

                                 7,062,252

                        10  SHARED DISPOSITIVE POWER

                                 0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 7,208,551

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        |_|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 66

    14      TYPE OF REPORTING PERSON*

                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 0001555601                                       Page 7 of 15 Pages


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 J.W. CHILDS ASSOCIATES, L.P.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|
                                                              (b) |_|

     3      SEC USE ONLY

     4      SOURCE OF FUNDS*

            OO (see item 3)

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        |_|


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

                         7  SOLE VOTING POWER
       NUMBER OF
        SHARES                    7,062,252 (The aggregate number of
 BENEFICIALLY OWNED BY            shares includes 230,523 shares of
         EACH                     Issuer Common Stock which are
       REPORTING                  issuable upon the exercise of the
        PERSON                    warrant of the Issuer that is
         WITH                     subject to the Securities Purchase
                                  Agreement (as defined herein)).

                         8  SHARED VOTING POWER

                                  0

                         9  SOLE DISPOSITIVE POWER

                                  7,062,252

                        10  SHARED DISPOSITIVE POWER

                                  0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                 7,208,551

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                       |_|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 66

    14      TYPE OF REPORTING PERSON*

                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 0001555601                                       Page 8 of 15 Pages


        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        J.W. CHILDS ASSOCIATES, INC.

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|
                                                                     (b) |_|

        3          SEC USE ONLY

        4          SOURCE OF FUNDS*

                   OO (see item 3)

        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware

                                    7   SOLE VOTING POWER
            NUMBER OF
              SHARES                         7,062,252 (The aggregate
        BENEFICIALLY OWNED                   number of shares includes
        BY EACH REPORTING                    230,523 shares of Issuer
              PERSON                         Common Stock which are
               WITH                          issuable upon the exercise of
                                             the warrant of the Issuer that
                                             is subject to the Securities
                                             Purchase Agreement (as defined
                                             herein)).

                                    8   SHARED VOTING POWER

                                             0

                                    9   SOLE DISPOSITIVE POWER

                                             7,062,252

                                    10  SHARED DISPOSITIVE POWER

                                             0

        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                        7,208,551

        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       |_|

        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        66

        14         TYPE OF REPORTING PERSON*

                        CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                          Page 9 of 15 Pages


          The Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Issuer Common Stock") of Central

Tractor Farm & Country, Inc., a Delaware corporation (the "Issuer") as previously filed on December 9, 1996 by the Reporting Persons consisting of JWC

Acquisition I, Inc. ("Acquiror"), CT Holding, Inc. ("Acquiror Parent", formerly

JWC Holdings I, Inc.), JWC Equity Funding, Inc. ("JWC Funding"), J.W. Childs

Equity Partners, L.P. ("Childs"), J.W. Childs Advisors, L.P. ("JWC Advisors"),

J.W. Childs Associates, L.P. ("Associates L.P."), and J.W. Childs Associates,

Inc. ("Associates Inc."), is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13D.



Item 2.  Identity and Background.

          This statement is being filed jointly by Acquiror, Acquiror Parent,

JWC Funding, Childs, JWC Advisors, Associates L.P., and Associates Inc.

(together, the "Reporting Persons").

          Revised information concerning the directors and executive officers of Acquiror, Acquiror Parent, JWC Funding and Associates, Inc. is contained in

Schedule A attached hereto.



Item 5.  Interest in Securities of the Issuer.

          On December 23, 1996, and pursuant to the Securities Purchase

Agreement, the Securityholders sold, assigned, transferred and delivered to

Acquiror 5,783,515 shares of Issuer Common Stock (the "Remaining Butler

Shares") and the Warrant (the "Warrant" and together with the Remaining Butler

Shares, the "Butler Securities"), at a price of $14.00 per share for the

Remaining Butler Shares and a price for

                                                          Page 10 of 15 Pages



the Warrant equal to the product of (x) 230,523 (the number of shares of Issuer

Common Stock subject to such Warrant) and (y) $10.41 (which is the excess of

$14.00 over the $3.59 per share exercise price of the Warrant).  Upon consummation of such sale, Childs and its affiliates became controlling stockholders of the Issuer, owning approximately 65% of the shares of Issuer

Common Stock issued and outstanding as of November 27, 1996, as represented by the Issuer in the Merger Agreement of that date.  The remaining 146,299 shares of Issuer Common Stock which the Reporting Persons may be deemed to beneficially own relate to the shares of Issuer Common Stock to be acquired pursuant to the Management Letter Agreements.

                                                          Page 11 of 15 Pages


                                   SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         JWC ACQUISITION I, INC.



                                         By:  /s/ Adam L. Suttin
                                            Name:  Adam L. Suttin
                                            Title: Vice President

                                         CT HOLDING, INC.



                                         By:  /s/ Adam L. Suttin
                                            Name:  Adam L. Suttin
                                            Title: Vice President

                                         JWC EQUITY FUNDING, INC.



                                         By:  /s/ Adam L. Suttin
                                            Name:  Adam L. Suttin
                                            Title: Vice President

                                         (continued on next page)

                                                          Page 12 of 15 Pages


                                         J.W. CHILDS EQUITY PARTNERS, L.P.

                                         By: J.W. CHILDS ADVISORS, L.P.,
                                              its general partner

                                         By: J.W. CHILDS ASSOCIATES, L.P.,
                                              its general partner

                                         By: J.W. CHILDS ASSOCIATES, INC.,
                                              its general partner


                                         By:  /s/ Adam L. Suttin
                                            Name:  Adam L. Suttin
                                            Title: Vice President




                                         J.W. CHILDS ADVISORS, L.P.,

                                         By: J.W. CHILDS ASSOCIATES, L.P.,
                                              its general partner

                                         By: J.W. CHILDS ASSOCIATES, INC.,
                                              its general partner



                                         By:  /s/ Adam L. Suttin
                                            Name:  Adam L. Suttin
                                            Title: Vice President





                                         J.W. CHILDS ASSOCIATES, L.P.,

                                         By: J.W. CHILDS ASSOCIATES, INC.,
                                              its general partner



                                         By:  /s/ Adam L. Suttin
                                            Name:  Adam L. Suttin
                                            Title: Vice President

                                                          Page 13 of 15 Pages


                                         J.W. CHILDS ASSOCIATES, INC.



                                         By:  /s/ Adam L. Suttin
                                            Name:  Adam L. Suttin
                                            Title: Vice President


DATED:  December 27, 1996

                                                          Page 14 of 15 Pages


                                   SCHEDULE A



                            JWC ACQUISITION I, INC.



Executive Officers and Directors:


             Business           Principal
Name         Address            Occupation        Office           Citizenship
----------   ---------------    ---------------   --------------   -----------

Steven G.    One Federal        Employee of J.W.  President,           U.S.
Segal        Street, Boston,    Childs            Secretary and
             MA 02110           Associates, L.P.  Director
                                ("Associates")


Adam L.      One Federal        Employee,         Vice President       U.S.
Suttin       Street, Boston,    Associates        and Treasurer
             MA 02110






                              JWC HOLDINGS I, INC.


Executive Officers and Directors:


             Business           Principal
Name         Address            Occupation        Office           Citizenship
----------   ---------------    ---------------   --------------   -----------

Steven G.    One Federal        Employee,         President,           U.S.
Segal        Street, Boston,    Associates        Secretary and
             MA 02110                             Director

Adam L.      One Federal        Employee,         Vice President       U.S.
Suttin       Street, Boston,    Associates        and Treasurer
             MA 02110

                                                          Page 15 of 15 Pages

                              SCHEDULE A (Cont'd.)

                            JWC EQUITY FUNDING, INC.



Executive Officers and Directors:


             Business           Principal
Name         Address            Occupation        Office           Citizenship
----------   ---------------    ---------------   --------------   -----------

Steven G.    One Federal        Employee,         President,          U.S.
Segal        Street, Boston,    Associates        Secretary and
             MA 02110                             Director

Adam L.      One Federal        Employee,         Vice President      U.S.
Suttin       Street, Boston,    Associates        and Treasurer
             MA 02110





                          J.W. CHILDS ASSOCIATES, INC.


Executive Officers and Directors:


             Business           Principal
Name         Address            Occupation        Office           Citizenship
----------   ---------------    ---------------   --------------   -----------

John W.      One Federal        President,        President and       U.S.
Childs       Street, Boston,    Associates        Treasurer
             MA  02110

Steven G.    One Federal        Employee,         Vice President      U.S.
Segal        Street, Boston,    Associates        and Secretary
             MA 02110

Adam L.      One Federal        Employee,         Vice President      U.S.
Suttin       Street, Boston,    Associates
             MA 02110


Glenn A.     One Federal        Employee,         Vice President      U.S.
Hopkins      Street, Boston,    Associates
             MA 02110